SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

          For the month of: May, 2003   Commission File Number: 0-30816
                            ---------                           -------

                           AURORA METALS (BVI) LIMITED
                    ----------------------------------------
                              (Name of Registrant)

            P.O. Box 3711 Station Terminal, 349 West Georgia Street,
                            Vancouver, Canada V6B 3Z1
                    ----------------------------------------
                    (Address of Principal Executive Offices)
                             Telephone: 303-727-8609

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  [X]          Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AURORA METALS (BVI) LIMITED

Date: May 15, 2003             BY: /s/ John A.A. James
      ------------                 -------------------
                                   John A.A. James
                                   President and Director

Date: May 15, 2003             BY: /s/ A. Cameron Richardson
      ------------                 -------------------------
                                   A. Cameron Richardson
                                   Director and CFO


                                  EXHIBIT INDEX


Exhibit     Description of Exhibit:

            March 31, 2003 quarterly financial statements


                           AURORA METALS (BVI) LIMITED

This quarterly report contains statements that plan for or anticipate the future and are not historical facts. In this Report these forward looking statements are generally identified by words such as "anticipate", "plan", "believe", "expect", "estimate", and the like. Because forward looking statements involve future risks and uncertainties, these are factors that could cause actual results to differ materially from the estimated results. Additional factors are discussed in Aurora Metals (BVI) Limited's materials filed with the securities regulatory authorities in the United States from time to time. Aurora Metals
(BVI) Limited disclaims any intention or obligation to update or revise any forward-looking statements.

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for such statements, may not apply to this Report.

Financial Statements:

Consolidated Balance Sheets              -- March 31, 2003 and December 31, 2002

Consolidated Statements of Operations    -- Three Months Ended March 31, 2003

Consolidated Statements of Cash Flows    -- Three Months Ended March 31, 2003

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheet
March 31, 2003
(Expressed in U.S. Dollars)                                March 31     December 31
(Unaudited)                                                  2003          2002
------------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                $    27,596   $     32,486
------------------------------------------------------------------------------------
Total current assets                                          27,596         32,486

Mineral property costs                                             -              -
------------------------------------------------------------------------------------
 Total assets                                            $    27,596   $     32,486
------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current
Accounts payable and accrued liabilities                 $     6,457   $      2,268
------------------------------------------------------------------------------------
Total Liabilities                                              6,457          2,268

STOCKHOLDERS' EQUITY (DEFICIENCY)
Share Capital
Authorized
50,000,000 common shares, with par value $0.001each
Issued
15,819,126 (Dec 2002 - 15,819,126) common shares             158,191        158,191
Additional paid-in capital                                 1,093,538      1,093,538
Accumulated deficit during the exploration stage          (1,230,590)    (1,221,511)
------------------------------------------------------------------------------------
Stockholders' equity (deficiency)                             21,139         30,218
------------------------------------------------------------------------------------
Total liabilities and stockholders' equity (deficiency)  $    27,596   $     32,486
------------------------------------------------------------------------------------

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statement of Operations         Cumulative        Three months    Three months
(Expressed in U.S. Dollars)                 June 17, 1997         ended           ended
(Unaudited)                                 (inception)to        March 31        March 31
                                                               ------------------------------
                                               March 31             2003           2002
                                                2003
---------------------------------------------------------------------------------------------
General and administrative expenses
  Administrative and general                 $        78,191   $       2,504   $       4,145
  Professional fees - accounting and audit            46,318             780           1,440
  Professional fees - legal                          105,676           1,590           1,844
  Consulting fees                                     38,751             255               -
  Stock based compensation                             9,500               -               -
---------------------------------------------------------------------------------------------
                                                     278,436           5,129           7,429

Project development expenses                          53,948           3,950               -
Exploration expenses                                 898,206               -          72,512
---------------------------------------------------------------------------------------------
Net (loss) for the period                         (1,230,590)        ( 9,079)        (79,941)
---------------------------------------------------------------------------------------------

(Loss) per share, basic and diluted                            $       (0.00)  $       (0.01)
---------------------------------------------------------------------------------------------

Weighted average number of
    common shares outstanding
    - basic and diluted                                           15,819,126      14,244,126
---------------------------------------------------------------------------------------------

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
                                                           Cumulative      Three months    Three months
Consolidated Statement of Cash Flows                     June 17, 1997        ended           ended
(Expressed in U.S. Dollars)                              (inception) to      March 31        March 31
                                                                          ------------------------------
(Unaudited)                                                 March 31           2003            2002
                                                              2003
--------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net loss for the period                                 $    (1,230,590)  $      (9,079)  $     (79,941)
Adjustments to reconcile net loss to net cash used in
operating activities:
   -  stock based compensation                                    9,500               -               -
   -  issuance of stock for services                             18,000               -               -
Changes in assets and liabilities
   -prepaid expenses and deposits                                     -               -          22,297
   -accounts payable and accrued liabilities                      4,189           4,189         (39,049)
--------------------------------------------------------------------------------------------------------
                                                             (1,198,901)         (4,890)        (96,693)
--------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
--------------------------------------------------------------------------------------------------------
Proceeds from issuance of common stock                        1,124,229               -               -
                                                              1,124,229               -               -
--------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             27,596          (4,890)        (96,693)
Cash and cash equivalents, beginning of period                        -          32,486         131,362
--------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                $        27,596   $      27,596   $      34,669
--------------------------------------------------------------------------------------------------------